
SEC MAIL PROCESSING
RECEIVED
AUG 2 9 2007
WASH. D.C.
185
SECTION



SE 07008337 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33728

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FFP SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15455 CONWAY ROAD
(No. and Street)

CHESTERFIELD (City) MO (State) 63017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY L. YOUNT 636-537-1040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO SEIDMAN, LLP
(Name – *if individual, state last, first, middle name*)

300 ARBORETUM PLACE, STE 520 (Address) RICHMOND, (City) VA (State) 23236 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 0 5 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFFREY L. YOUNT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FFP SECURITIES, INC., as of JUNE 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOT APPLICABLE

Signature

FINANCIAL OPERATIONS OFFICER

Title

Notary Public



NOTARY PUBLIC
NOTARY SEAL
STATE OF MISSOURI

NANCY J. DOUGLASS
My Commission Expires
August 18, 2010
St. Louis County
Commission #06429493

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FFP Securities, Inc.

Contents



BDO Seidman, LLP
Accountants and Consultants

300 Arboretum Place, Suite 520
Richmond, Virginia 23236
Telephone: (804) 330-3092
Fax: (804) 330-7753

Independent Auditors' Report

Board of Directors
FFP Securities, Inc.
Chesterfield, Missouri

We have audited the accompanying statement of financial condition of FFP Securities, Inc. as of June 30, 2007, and the related statements of operations, changes in stockholder's equity, statement of changes in subordinated borrowings, and statement of cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FFP Securities, Inc. as of June 30, 2007, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

August 24, 2007

FFP Securities, Inc.

Statement of Financial Condition
June 30, 2007

Assets

Cash and cash equivalents	$ 4,272,433
Receivable from clearing broker	514,734
Due from affiliate	26,795
Commissions receivable	926,895
Notes receivable	232,697
Prepaid and other assets	304,402
Equipment, at cost, less accumulated depreciation of $7,647	25,266
Contracts acquired, net of accumulated amortization of $250,000	636,667
Goodwill	10,765,959
Deferred tax asset	84,000
Total assets	$17,789,848

Liabilities and Stockholder's Equity

Liabilities	
Commissions payable	$ 1,970,322
Accounts payable and other liabilities	1,565,667
Income taxes payable	330,753
Deferred tax liability	344,869
Total liabilities	4,211,611
Commitments & contingencies	
Subordinated borrowings	650,000
Stockholder's equity	
Common stock, $1 par value, authorized 1,000,000 shares, issued and outstanding 283,502 shares	283,502
Additional paid-in capital	11,484,290
Retained earnings	1,160,445
Total stockholder's equity	12,928,237
Total liabilities and stockholder's equity	$17,789,848

See accompanying summary of accounting policies and notes to financial statements.

FFP Securities, Inc.

Statement of Operations
Year ended June 30, 2007

Revenues	
Commissions	**$39,108,581**
Marketing and conference revenues	**1,374,556**
Other revenues	**988,687**
Total revenues	**41,471,824**
Expenses	
Commissions	**33,556,045**
Compensation and benefits	**2,783,702**
Clearing and regulatory	**511,024**
Management fees	**300,000**
Interest expense	**51,174**
Amortization of intangible asset	**200,000**
Other expenses	**2,691,068**
Total expenses	**40,093,013**
Income before income tax expense	**1,378,811**
Income tax expense	**556,000**
Net income	**$ 822,811**

See accompanying summary of accounting policies and notes to financial statements.

FFP Securities, Inc.

Statement of Changes in Stockholder's Equity
Year ended June 30, 2007

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, June 30, 2006	283,502	$283,502	$10,409,204	$ 337,634	$11,030,340
Pushdown related to acquisition	–	–	1,075,086	–	1,075,086
Net income	–	–	–	822,811	822,811
Balance, June 30, 2007	**283,502**	**$283,502**	**$11,484,290**	**$1,160,445**	**$12,928,237**

See accompanying summary of accounting policies and notes to financial statements.

FFP Securities, Inc.

Statement of Changes in Subordinated Borrowings
Year ended June 30, 2007

Subordinated borrowings at June 30, 2006	**$1,000,000**
Principal payments under subordinated borrowings	**(350,000)**
Subordinated borrowings at June 30, 2007	**$ 650,000**

See accompanying summary of accounting policies and notes to financial statements.

FFP Securities, Inc.

Statement of Cash Flows
Year ended June 30, 2007

Operating activities	
Net income	$ 822,811
Adjustments to reconcile net income (loss) to net cash provided (absorbed) in operating activities	
Depreciation and amortization	218,223
Deferred income taxes	293,498
Changes in operating assets and liabilities-	
Commissions receivable	506,614
Receivable from clearing broker	(274,766)
Due from affiliate	(5,595)
Prepaid and other assets	6,974
Commissions payable	(470,032)
Income tax payable	175,124
Accounts payable and other liabilities	674,176
Net cash provided by operating activities	1,947,027
Investing activities	
Issuance of notes receivable	(243,630)
Additional cash received in acquisition	12,442
Purchase of equipment	(26,499)
Net cash provided by (used for) investing activities	(257,687)
Financing activities	
Principal payments on subordinated borrowings	(350,000)
Net cash provided by financing activities	(350,000)
Net increase in cash	1,339,340
Cash, beginning of period	2,933,093
Cash, end of period	$4,272,433

continued...

Supplemental cash flow disclosure:

Cash paid for interest	$ 47,832
Cash paid for income taxes	87,378

Non-cash investing and financing transactions:

Net increase in goodwill and paid-in capital due to additional contingent purchase price consideration recorded by Parent	$1,075,086

See accompanying summary of accounting policies and notes to financial statements.

Organization and Nature of Business

FFP Securities, Inc. (FFPSI or the Company) is a wholly owned subsidiary of Advanced Equities Financial Corp. (AEFC). The Company is a registered broker-dealer and a member of the Financial Industry Regulatory Authority (FINRA). The Company has an agreement with a clearing broker, Pershing LLC, to clear securities transactions, carry customer's accounts on a fully disclosed basis, and perform certain record keeping functions. Accordingly, the company operates under the exemptive provisions of the Securities and Exchange Commission (SEC) Rule 15c3-3(k)(2)(ii).

On October 16, 2005 and as amended on February 28, 2006, March 8, 2006 and March 28, 2006, Advanced Equities Financial Corp (AEFC) entered into a stock and asset purchase agreement with First Financial Planners, Inc. (the Former Parent) to acquire certain assets of the Former Parent, including all of the outstanding common stock of the Company. The transaction closed on April 1, 2006. In connection with the acquisition, AEFC issued to the Former Parent 100,000 shares of AEFC Series C Convertible Preferred Stock as of June 30, 2007 and may grant the Former Parent an additional 100,000 shares of AEFC Series C Convertible Preferred Stock after December 31, 2007, contingent upon the Company obtaining certain levels of production at December 31, 2007. If not converted, up to 100,000 shares are redeemable at the option of the Company for $10 per share from January through March, 2008 and the remaining Series C shares owned by the Former Parent are redeemable, if not converted, for $12 per share from January to June 2010. As of June 30, 2007 the Company estimated an additional 70,000 of AEFC Series C Convertible Stock shares may become earned by the Former Parent.

Additionally, on July 31, 2006, the Former Parent and AEFC agreed to an adjustment of the purchase price of the Company, which required the Former Parent to forfeit 55,871 shares of AEFC Series C Convertible Preferred Stock in exchange for a like amount of stock options in AEFC common stock, exercisable at $8 per share, expiring March 31, 2008.

These post-acquisition adjustments to the purchase price in the amount of $1,075,086 are reflected in the financial statements as increases to Goodwill and Additional Paid-in Capital. In addition, approximately $4,000,000 that was previously classified as a deferred tax asset in conjunction with the preliminary allocation of the acquisition purchase price was reclassified to goodwill as of April 1, 2006.

Securities Transactions
Commission revenue and expense are recorded on a trade-date basis.

Fair Value of Financial Instruments
Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Cash and Cash Equivalents
Cash and cash equivalents include cash in banks and highly liquid investments with an original maturity of three months or less and money market funds.

Goodwill and Intangible Assets
Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations under the purchase method of accounting. Pursuant to Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002, all goodwill amortization was discontinued and goodwill is evaluated at least annually by management for impairment, and more frequently in certain circumstances. The evaluation includes assessing the estimated fair value of the goodwill based on market prices for similar assets. Impairment exists when the carrying amount of the goodwill exceeds its implied fair value. Because goodwill is treated as a non-allowable asset for regulatory purposes, the impact of any impairment on goodwill would not affect the Company's regulatory net capital. Contracts acquired are amortized using the straight line method over their useful life of approximately 53 months.

Income Taxes
FFPSI is included in the consolidated federal income tax return of AEFC. Federal income taxes are generally allocated to FFPSI as if it had filed a separate return. AEFC also files combined state tax returns in certain states. State taxes are also allocated to FFPSI. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered and settled. The effect on deferred tax assets and liabilities of a change in rates is recognized in income in the period that includes the enactment date. Income taxes are paid to AEFC.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Related Party Transactions

Prior to April 1, 2006, the Former Parent company provided various management services that supported the operations of the Company. The Former Parent was compensated through a cost allocation process that had been approved by both parties in a Management Services Agreement. Since April 1, 2006 the Company has provided its own operational and management support, with some facilities, technology and general services provided by First Financial Planners, Inc. through Transition Services Agreements. The fee under the Transition Services Agreement was $25,000 per month and expired on June 30, 2007. Pursuant to the Transition Services Agreement, the Company expensed $300,000 to the Former Parent. This amount is included in management fees.

2. Commitments and Contingencies

In the normal course of business, there are various lawsuits, claims, and contingencies pending against FFPSI. FFPSI is also involved in governmental and self-regulatory agency inquiries, investigations, and proceedings. In accordance with SFAS No.5, *Accounting for Contingencies*, we have established provisions at June 30, 2007 for estimated losses from pending lawsuits, claims, investigations, and proceedings. Although the ultimate outcome of the various matters cannot be ascertained at this point, it is the opinion of management, after consultation with counsel, that the resolution of the foregoing matters will not have a material adverse effect on the financial condition of FFPSI.

3. Off-Balance Sheet and Credit Risk

Credit Risk

Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary.

The Company has agreed to indemnify its clearing broker for losses that it may sustain from the customer accounts introduced by the Company. As of June 30, 2007, there were no amounts to be indemnified to the clearing broker for these accounts.

3. Off-Balance Sheet and Credit Risk (continued)

Concentration of Credit Risk

The Company introduces all retail securities trades to its clearing broker. In the event the clearing broker does not fulfill its obligation, the Company may be exposed to risk. The Company attempts to minimize this credit risk by monitoring the creditworthiness of the clearing broker.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2007, the Company had net capital of $1,730,712, which was $1,472,930 in excess of its required net capital of $257,782.

The Company's ratio of aggregate indebtedness to net capital was 2.23 to 1 at June 30, 2007.

5. Agreements with Clearing Organizations

FFP Securities, Inc. has fully-disclosed clearing agreements with Pershing LLC, which requires compliance with various terms by both parties. The Company has a $100,000 deposit with Pershing LLC included in receivables from clearing broker.

6. Subordinated Borrowings

On September 7, 2005, the Company entered into a subordinated loan agreement with The Bank of New York (the Loan) in the amount of $1,000,000 bearing interest at the rate of 6.0% per annum, payable monthly. Principal was due in the amount of $200,000 on September 8, 2006 and in the amount of $50,000 quarterly thereafter. Principal of $350,000 has been paid through June 30, 2007. All unpaid principal and accrued interest is due on August 31, 2010.

In addition to the Loan, the Company has a separate "Credit Agreement" with Pershing LLC that provides, if certain conditions are met, for Pershing LLC to make payments to the Company in the same amounts and on the same dates as the subordinated loan principal payments. To date the conditions have been met by the Company.

7. Employee Benefits

FFP's employees are eligible for benefits under AEFC's 401(k) Plan. Under the 401(k) Plan, each eligible employee may contribute up to 80% of their pretax compensation, excluding commissions, subject to Internal Revenue Code limitations. Eligible employees are eligible for matching company contributions, which are generally a dollar for dollar match up to 6% of an employee's compensation. The matching contributions are generally subject to a five-year vesting schedule. Total compensation expense for the Company under these plans was $86,615 for the year ended June 30, 2007.

FFP Securities, Inc.

Computation of Net Capital Under Rule 15c3-1 Of the Securities and Exchange Commission Schedule I June 30, 2007

Total shareholder's equity	**$12,928,237**
Add subordinated borrowings	650,000
Deferred tax liability	344,869
Total shareholder's equity and allowable subordinated liabilities	13,923,106
Non-allowable assets	
Receivable from clearing broker, non-allowable portion	69,000
Due from affiliate, non-allowable portion	26,795
Commissions receivable, non-allowable portion	44,357
Notes receivable	232,697
Prepaid and other assets	304,402
Equipment	25,266
Contracts acquired	636,667
Goodwill	10,765,959
Deferred tax asset	84,000
Total non-allowable assets	12,189,143
Other deductions and/or changes	3,147
Net capital before haircuts on securities	1,730,816
Haircuts on securities	104
Net capital	$ 1,730,712
Aggregate indebtedness	
Commissions payable	$ 1,970,322
Accounts payable and other liabilities	1,565,667
Income taxes payable	330,753
Total aggregate indebtedness	$ 3,866,742
Computation of basic net capital requirement	
Minimum net capital required, greater of $50,000 or 6⅔% of aggregate indebtedness	$ 257,782
Excess net capital at 1500%	$ 1,472,930
Excess net capital at 1000%	$ 1,344,038
Ratio: Aggregate indebtedness to net capital	2.23 to 1

A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part IIA and the computation contained herein.

Determination of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Computation of the Reserve according to the provision of Rule 15c3-3(k)(2(ii).

Information Relating to Possession or Control Requirement Under Rule 15c3-3 of the Securities and Exchange Commission.

The Company is exempt from Rule 15c3-3 as it related to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
FFP Securities, Inc.
Chesterfield, Missouri

In planning and performing our audit of the financial statements and supplemental schedules of FFP Securities, Inc. (the Company) for the year ended June 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), by making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(ll) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of fully paid and excess margin securities of customer as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

continued...

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including controls for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Richmond, Virginia
August 24, 2007

END